SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos M. Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 21, 2024, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA – October 21, 2024 – IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”) (NYSE: IRS), announces that it has issued notes in the local capital markets for a total amount equivalent to USD 67.3 million according to the following information:

Series XXII Notes
Amount Offered: USD 20,588,696
Amount to be Issued: USD 15,799,810
Currency: USD
Interest Rate: 5.75%
Issuance and Settlement Date: October 23, 2024
Maturity Date: October 23, 2027
Issuance Price: 100.0% Face Value
Interest payments: Semiannually starting on July 23, 2025
Principal Amortization: Bullet at maturity

Series XXIII Notes
Amount Offered: USD 53,909,777
Amount to be Issued: USD 51,467,822
Currency: USD
Interest Rate: 7.25%
Issuance and Settlement Date: October 23, 2024
Maturity Date: October 23, 2029
Issuance Price: 100.0% Face Value
Interest payments: Semiannually starting on July 23, 2025
Principal Amortization: Bullet at maturity

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

October 21, 2024